

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2014

VIA E-MAIL
Mr. Sergio Schisani
Chief Executive Officer
Southern States Sign Company
Viale Bruno Buozzi 83
Rome, Italy

> **Re:** **Southern States Sign Company**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on May 16, 2014**
> **File No. 333-171842**

Dear Mr. Sergio Schisani:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Item 1. Business

Company Overview, page 3

1.   We note your disclosure in your Form 8-K filed on November 7, 2012 and subsequent amendments thereto, that you previously entered into a preliminary agreement with JSH S.r.l. to acquire a 15% stake in the company. Please tell us the current status of this agreement and whether it has been finalized. To the extent that such agreement has been finalized, please disclose the material terms of the transaction including your current stake in the company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the years ended December 31, 2013 and December 31, 2012, page 18

General

2.   In future Exchange Act periodic reports, please confirm that you will discuss, to the extent material, the drivers of any variance in your year-to-year occupancy, ADR and revenues per available room metrics.

Note 3 – Related Parties Receivables and Payables, page 36

3.   We note that related parties current receivables and payables relate to the former CEO and shareholder, Mr. Antonio Conte, both directly and indirectly.   As disclosed in various parts of your 10-K, you have indicated that Mr. Conte was placed under house arrest by the Criminal court in Rome for alleged bankruptcy and tax fraud related to events that took place in 2007 and 2008.   Please clarify the impact these events had on your outstanding related party receivables and payables.   Specifically, please tell us how you assessed the collectability of related party receivables and determination of whether any of these amounts are impaired.

4.   As noted in MD&A disclosures on page 19, approximately 1.6 million Euros of losses on receivables recognized were with a related party.   Please clarify how you applied the guidance in paragraph 470-50-40-2 of the Financial Accounting Standards Codification as it relates to extinguishment transactions between related entities.

Note 11 – Commitments and Contingencies, page 41

5.   We note that risk provisions or negative adjustments are recognized when in accordance with the opinion of legal counsel the liability is probable and measurable.   Please explain to us in detail how your policy for recognizing a loss complies with the guidance outlined within Topic 450-20-25 of the Financial Accounting Standards Codification.   Based on disclosures within Note 10 on page 41, certain amounts have been accrued for related to settlements and litigation.   For each of your outstanding litigation claims, please tell us and revise disclosures to comply with disclosure requirements outlined within Topic 450-20-50 of the Financial Accounting Standards Codification. In addition, it appears you have accrued for amounts that are significantly less than judgment or lien amounts and total tax assessments. Please clarify the rationale for these lesser amounts and identify and explain the factors that contributed to the differences between the amounts.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2014 & JUNE 30, 2014

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

6.   Please revise future periodic quarterly filings to include an affirmative statement that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Reference is made to Instruction 2 of Rule 8-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant